SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rackspace Hosting, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

750086100
(CUSIP Number)

Todd Marcy

Blue Harbour Group, LP

646 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Marc Weingarten and David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750086100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,098,087 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,098,087 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,098,087 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 750086100	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,098,087 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,098,087 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,098,087 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 750086100	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,098,087 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,098,087 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,098,087 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 750086100	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.001 par value ("Common Stock"), of Rackspace Hosting, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 1 Fanatical Place, City of Windcrest, San Antonio, Texas 78218.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by and on behalf of (i) Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), (ii) Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and (iii) Clifton S. Robbins, a citizen of the United States of America ("Mr. Robbins"). Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

(b) The principal business address of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address.

(c) Manager is principally involved in the business of providing investment advisory and investment management services. Manager GP is principally involved in the business of serving as the general partner of Manager. Mr. Robbins is the Chief Executive Officer of Manager.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Robbins is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used $296,474,175 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

CUSIP No. 750086100	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 9,098,087 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 6.4% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 143,015,946 shares of Common Stock outstanding as of August 7, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed with the Securities and Exchange Commission on August 11, 2014.

CUSIP No. 750086100	SCHEDULE 13D	Page 7 of 10 Pages
For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Agreement as to Joint Filing of Schedule 13D, dated August 18, 2014, by and among Manager, Manager GP and Mr. Robbins.

CUSIP No. 750086100	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2014

BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

blue harbour holdings, llc

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
Clifton S. Robbins

CUSIP No. 750086100	SCHEDULE 13D	Page 9 of 10 Pages

Schedule I

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days.

Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
06/27/2014	100,000	35.86
06/30/2014	47,952	33.54
06/30/2014	100,000	33.71
06/30/2014	100,000	33.8
06/30/2014	60,000	33.93
06/30/2014	50,000	33.95
7/1/2014	40,000	33.78
7/1/2014	100,000	33.88
7/7/2014	100,000	35.3
7/7/2014	25,000	35.51
7/7/2014	75,000	35.55
7/8/2014	151,466	35.05
7/9/2014	489	34.51
7/9/2014	202,200	34.66
7/10/2014	45,845	33.34
7/10/2014	62,754	33.55
7/11/2014	137,246	32.59
7/14/2014	12,000	32
7/15/2014	68,263	31.55
7/15/2014	100,000	31.79
7/15/2014	100,000	31.82
7/15/2014	100,000	31.85
7/15/2014	188,000	31.97
7/16/2014	57,502	31.28
7/16/2014	16,138	31.3
7/16/2014	90,237	31.51
7/16/2014	41,500	31.55
7/17/2014	42,498	31.28
7/17/2014	83,862	31.3
7/21/2014	28,000	31.25
7/21/2014	100,000	31.42
7/22/2014	50,000	31.04
7/22/2014	100,000	31.05
7/22/2014	22,000	31.2
7/25/2014	80,000	31.03
7/25/2014	52,000	31.04
7/28/2014	118,000	31.04
7/29/2014	100,000	30.98
7/29/2014	100,000	31.27

CUSIP No. 750086100	SCHEDULE 13D	Page 10 of 10 Pages
7/29/2014	100,000	31.3
7/29/2014	100,000	31.31
7/30/2014	40,700	30.91
7/30/2014	100,000	30.94
7/30/2014	4,700	30.95
7/30/2014	200,000	31.03
7/30/2014	110,000	31.04
7/31/2014	100,000	30.44
7/31/2014	95,300	30.5
8/5/2014	21,924	29.98
8/6/2014	408,139	30.02
8/6/2014	186,200	30.05
8/7/2014	25,000	29.95
8/7/2014	175,000	30.01
8/7/2014	50,000	30.02
8/7/2014	148,078	30.05
8/8/2014	13,772	30.02
8/8/2014	46,122	30.05
8/12/2014	168,310	28.96
8/12/2014	200,000	29.09
8/12/2014	200,000	29.1
8/12/2014	150,000	29.83
8/12/2014	12,028	30.01
8/12/2014	330,000	30.18